Riley Exploration Permian, Inc.
29 East Reno Ave., Suite 500
Oklahoma City, OK 73104
Phone: 405.415.8699
www.rileypermian.com

May 24, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention: Anuja Majmudar

Re:    Riley Exploration Permian, Inc. (the “Registrant”)
Registration Statement on Form S-3, File No. 333-279327

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-279327), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on May 10, 2024 (the “Registration Statement”). We respectfully withdraw the request for acceleration of effectiveness of the Registration Statement pursuant to our letter dated May 23, 2024.

Sincerely,

Riley Permian Exploration, Inc.

By:	/s/ Philip Riley
Philip Riley
Chief Financial Officer

cc:    Beth di Santo, Esq., di Santo Law PLLC
Amy R. Curtis, Holland & Knight LLP
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